FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

The following is a transcript of an investor conference call held by Martin Marietta Materials, Inc. on January 10, 2012:

CORPORATE PARTICIPANTS

Ward Nye Martin Marietta Materials, Inc. - CEO & President

Anne Lloyd Martin Marietta Materials, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Arnie Ursaner CJS Securities - Analyst

Kathryn Thompson Thompson Research Group - Analyst

Ted Grace Susquehanna Financial Group / SIG - Analyst

Bob Wetenhall RBC Capital Markets - Analyst

Mike Betts Jefferies & Company - Analyst

Keith Hughes SunTrust Robinson Humphrey - Analyst

Adam Rudiger Wells Fargo Securities, LLC - Analyst

Clyde Lewis Citigroup - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and thank you for standing by. My name is Lacey, and I will be your conference operator today. At this time, I would like to welcome everyone to the Martin Marietta Materials conference call. All call-in participants are in listen-only mode. Following the presentation, we will conduct a question-and-answer session.

Before we begin, please note there are presentation slides for today’s call that you can access at the Company’s website at www.martinmarietta.com or at www.aggregatesleader.com. The advance of the slides will be controlled during the presentation.

Also, please be advised of the following — this presentation may include forward-looking statements, in connection with future events or future operating or financial performance. Forward-looking statements in the presentation are subject to a number of risks and uncertainties, which could cause actual results to differ materially from such statements. Except to the extent required by applicable law, Martin Marietta undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future developments, or otherwise. Martin Marietta refers to the legal disclaimers contained at the end of this presentation, as well as the S-4 registration statement filed on December 12, 2011 with the SEC, and the Company’s and Vulcan Materials other filings with the SEC, which can be found on the SEC’s website.

At this time, I would like to introduce Ward Nye, President and Chief Executive Officer of Martin Marietta Materials. Please go ahead.

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Good morning, and thank you all for joining us today. With me is Anne Lloyd, our Executive Vice President and Chief Financial Officer, and Roselyn Bar, our Senior Vice President and General Counsel. Today we will discuss the merits of our proposal to combine Martin Marietta with Vulcan. As we’ve said before, this is a compelling proposal. In this presentation, we will address the inaccuracies and mischaracterizations put forth by Vulcan in its response. At the conclusion of our prepared remarks, we will be happy to take your questions.

On December 12, Martin Marietta announced a proposal to combine our business with Vulcan in a transaction that would create a US-based company as the global leader in construction aggregates. Since our announcement, we have spoken with a number of Vulcan and Martin Marietta shareholders. We are pleased with the positive feedback we have received regarding the industrial logic of the proposed combination, and the powerful financial and operational benefits it is expected to deliver.

As we have repeatedly stated since announcing our proposal, it is our strong desire to enter into good faith negotiations with Vulcan to reach a mutual agreement on a business combination of the two companies. Unfortunately, Vulcan has rejected our business combination proposal, and has been unwilling to commence negotiations with us. In its public filings and statements, Vulcan has chosen to confuse the nature of our offer, and ignores both its own disappointing stand-alone performance and the significant value creation inherent in the combination.

Vulcan’s response is premised upon — a failure to acknowledge Vulcan’s sustained underperformance; a failure to acknowledge Vulcan’s impaired business profile; an underwhelming cost-reduction plan, about which we have serious reservations; a refusal to admit what Vulcan’s inflated EBITDA multiple demonstrates, that Vulcan is properly valued today; and a refusal to acknowledge that hoping for substantial and sustained economic recovery is not a value-creation strategy. We are here to set the record straight. We believe the merits of this combination are too compelling to ignore.

Our proposal is a stock-for-stock merger, in which Vulcan’s shareholders would own approximately 58% of the combined company. Our proposal creates significant value for Vulcan shareholders, including — $1.4 billion of incremental value, which is more than 450% of what Vulcan shareholders may receive under Vulcan’s recently announced cost-savings plan; a cash dividend at a rate of $0.80 per equivalent Vulcan share, that’s 20 times greater than Vulcan’s current nominal dividend; the ability to participate in the eventual cyclical recovery; a significantly de-risked balance sheet, with the leverage lowered from approximately 9 times to approximately 4 times EBITDA after synergy recognition; and the benefits of size, scale, geographic footprint, and best-in-class management.

The trading price of Vulcan stock flatly refutes Vulcan’s claim that we are being opportunistic. Even before we launched our offer, Vulcan was trading near its all-time high EBITDA multiple. The benefits of any future economic recovery and expected future performance of Vulcan are reflected in Vulcan’s stock price. Our offer provides a premium over this valuation. What is most important is the fundamental value and rationale of this transaction — simply put, our companies are stronger together than apart.

With respect to synergies, Martin Marietta’s proposed combination creates significantly more value than Vulcan’s promised cost-savings plan. In fact, under our proposal, using the midpoint of our synergy range, we expect Vulcan shareholders to receive over 450% of what was promised under Vulcan’s standalone cost-savings plan. Facing the same cyclical downturn in the construction market, Martin Marietta has outperformed Vulcan using key consolidated profitability metrics. Through development of a long-term business strategy, and execution against that strategy by carefully managing our capital and operational decision, we have preserved our strength and financial flexibility, and delivered sustainable value to shareholders. Our all-stock offer provides Vulcan shareholders the opportunity to participate in our performance track record and continued growth as approximately 58% owners of the combined company.

Vulcan’s rejection of our proposal is long on words and short on substance — in other words, it is full of rhetoric. For the balance of the presentation, we present the unvarnished facts, and let you be the judge. Our proposal appropriately values Vulcan and its prospects. Our all-stock consideration allows Vulcan shareholders to meaningfully participate in the upside potential of the combined company. Our offer is at a premium to Vulcan’s unaffected stock price, that clearly is not undervalued. To the contrary, it represents a cyclically high EBITDA valuation that reflects Vulcan’s future performance prospects.

To be sure, Vulcan’s stock price is also affected by the current business cycle. But to state the obvious, we operate in the same business cycle as Vulcan. However, in confronting this cycle, Martin Marietta has delivered distinctly better results. What we know for certain is that performance matters, a lot. Performance is, and should be, a key driver of stock price and exchange ratios.

As to our proposed upfront premium to Vulcan shareholders, it is significant when compared with comparable all-stock transactions. Contrary to Vulcan’s suggestions, comparison to all-cash transactions is not relevant. The upfront premium offered to Vulcan shareholders should be compared with all-stock transactions in which the counterparty owns a meaningful portion of the pro forma equity. When measured by that more appropriate yardstick, our offer is not opportunistic in terms of timing, but rather is a great opportunity for Vulcan shareholders now and into the future.

Vulcan’s claim that our proposal is opportunistic is disingenuous, considering Vulcan’s valuation prior to our offer was near, and remains near, an all-time high EBITDA multiple, as its expectations for an eventual economic recovery are reflected in Vulcan’s share price. You will also see in this graph that Vulcan’s share price peaked in 2007, driven by the housing bubble, and an economic recovery is unlikely to have similar characteristics. It is also important to note that Vulcan today is a much different company, and not for the better, than it was during prior periods before the Florida Rock acquisition.

In stark contrast to the old Vulcan that experienced the significant increase in its share price during the most recent cyclical recovery, Vulcan today is trading near its all-time high EBITDA multiple; has excessive leverage and a junk rating; pays only a nominal dividend due to cash constraints; has repeatedly reported negative earnings, and underperformed Wall Street analyst earnings estimates; has an historically high SG&A as a percentage of net sales; and significantly underperforms relative to Martin Marietta and the S&P. And most importantly, Vulcan has no clear prospect, either as to timing or level, of the lifeline for rescue of its standalone future value. The reality is that Vulcan’s future will not replicate its past, and its status quo going forward is a crippling burden for its stakeholders.

The diamonds on this graph represent trading dates immediately prior to meetings between Don James and me since discussions recommenced in the Spring of 2010. You can clearly see the implied market exchange ratios at the time of each of these meetings. Since Vulcan reached out to us to reinitiate discussions in April 2010, the proposed offer of half of a Martin Marietta share for each Vulcan share is greater than the market exchange ratio over two-thirds of the relevant period.

Equity research analysts’ projected revenue growth rates for 2011 through 2013 are identical for Martin Marietta and Vulcan, at 14%. Given Vulcan’s underperformance, lack of earnings, and low EBITDA, the analyst community expects Vulcan will enjoy significant EBITDA improvement over the next two years. As I said earlier, we believe this potential EBITDA improvement was already reflected in Vulcan’s unaffected stock price, and we are offering a premium over that amount. Of note, analysts’ EBITDA multiple projections for Vulcan fall dramatically over the period, from 21.1 times to 12.6 times. This bet on a recovery in Vulcan’s earnings has been an unwise one for the past four years.

In contrast, the forecasted multiples for Martin Marietta over the same period are relatively stable. Vulcan’s shareholders can, through our offer, roll their investment into a stronger combined entity, while receiving a premium over Vulcan’s unaffected share price that reflects a near record-high EBITDA multiple. But do your own math; it will likely show, as Vulcan’s EBITDA improves and its multiple likely contracts, share price does not improve.

Vulcan has mischaracterized the attractiveness of our premium offer to its shareholders by comparing our proposal to all-cash transactions. We have read that Don James has suggested that a cash acquisition of Vulcan might be a better alternative for Vulcan shareholders than Martin Marietta’s proposal. This suggestion both ignores the fundamentally different nature of Martin Marietta’s all-stock proposal, and lacks candor. Vulcan knows that a cash deal at this time in the economic cycle would not be viewed favorably by Vulcan shareholders. An all-stock transaction provides Vulcan shareholders with the upside of approximately 58% ongoing equity participation in the combined company. Comparing our all-stock merger combination with cash takeover bids is misguided at best, especially the transaction Vulcan selected, as shown in their response.

Looking at true comparable precedent transactions, all-stock deals where the counterparty shareholders end up with 40% to 60% of the combined entity, our proposal compares favorably. In fact, our one-day premium is right in line with the comparable transactions. When measured against a more reasonable base period, we are providing Vulcan shareholders a premium of 15% and 18% to the average exchange ratio, based on the closing share prices for Vulcan and Martin Marietta during the 10-day and 30-day periods, respectively, ended December 9, 2011. And I can’t help but note that, as a stock-for-stock combination, Vulcan shareholders would recognize substantial benefits, even if this were an at-market, no-premium deal.

Vulcan has unrealistic expectations for the timing and extent of economic recovery. It is unclear when construction spending will return to normalized levels, and virtually no analysts or economists are forecasting a return in the foreseeable future to the levels of construction spending we saw during the 2006 and 2007 housing bubble. Further, the uncertainty surrounding the renewal of the transportation bill only exacerbates the challenge our industry is facing. The reality is, the lower cost structure of a combined company would better enable us to withstand difficult economic conditions, and the combined company would be well-positioned to achieve a higher profitability sooner, whenever the economic recovery occurs.

Turning to Vulcan’s cash gross profit analysis — Vulcan has suggested that it is more profitable than Martin Marietta, based on a miscast metric of unit profitability, as presented. This metric compares apples and oranges. Martin Marietta’s aggregates results reflect our vertical integration, and our business’s higher percentage of long-haul distribution. Vulcan’s numbers only include aggregate quarry costs and a long-haul distribution business roughly half the size of ours.

Vulcan’s analysis and presentation is highly misleading. It obfuscates Vulcan’s demonstrable underperformance compared with Martin Marietta in virtually all relevant metrics, including gross profit, adjusted SG&A, adjusted EBITDA, and net income, each as a percentage of net sales. Remember, we are showing you consolidated financial results, not cherry-picking numbers at the operating level that are computed differently at our two companies, as Vulcan has done.

Vulcan’s peak pro forma EBITDA performance was, in part, driven by the disproportionate level of residential construction spending in peak housing bubble markets of Florida, California, and Arizona, benefiting the heavy building materials industry. Currently, housing starts have declined in those states from a range of 75% to nearly 90%. In a standalone scenario, Vulcan’s return to its prior peak performance requires a repeat of the housing bubble. Using McGraw-Hill’s national forecasts, housing starts return only to 70% of bubble levels by 2015. Further, Vulcan includes the Florida Rock results in its pro forma peak EBITDA, although the Florida Rock acquisition didn’t close until November 2007. It is remarkable that Vulcan is trying to take credit for its Florida Rock acquisition in the peak years without addressing the obvious impact that acquisition subsequently had on its results, its leverage, its credit rating, and its ability to pay a meaningful dividend to shareholders.

Vulcan is clearly, to the detriment of its shareholders, hoping for an economic recovery to prior peak levels as critical support for arguing the value of its standalone future, notwithstanding there are no blue sky prospects for this kind of recovery. At Martin Marietta, we face reality as it is, make thoughtful and timely decisions, and know that hope, particularly when completely unfounded, is not a strategy. I want to be clear — and one thing we know for certain, Vulcan did not significantly outperform Martin Marietta coming out of the 2001 recession. Just look at gross profit, operating income, and net income comparing the two companies.

Again, Vulcan’s analysis ignores the facts, and ignores the deterioration of Vulcan’s financial condition. As shown on the charts, Vulcan’s leverage has increased six-fold and its free cash flow to total debt and earnings per share have declined significantly. Vulcan is not the same company today that came through past cyclical recoveries. We cannot overemphasize this point. By contrast, we have remained financially and operationally disciplined, and we believe credibility and performance matter. The combination would offer shareholders the opportunity to own a company with a diversified geographic presence in attractive markets. Vulcan shareholders in particular will benefit from an increased presence in Texas and North Carolina, where population growth is estimated at nearly 20% in each state.

As illustrated on slide 18, there are numerous attractive aspects of our offer, which, together, make it truly compelling. As you can see, Vulcan’s rhetoric is — Martin Marietta’s offer would not enhance shareholder value. Nothing could be further from reality. Vulcan shareholders would receive significant value from multiple elements of our proposal. Vulcan has simply ignored these in urging our proposal’s rejection.

We are confident that our plan for realizing $200 million to $250 million of annual cost-saving synergies is achievable in a combination with Vulcan. We have planned for realistic, perhaps conservative, timing for full implementation. Among other things, Vulcan has significantly higher SG&A costs as a percentage of net sales, providing the opportunity for meaningful cost savings under Martin Marietta’s proven management team. We believe we would realize these synergies within three years following the date of the closing of the transaction. We expect that one-time after-tax costs to achieve these synergies will equal one-time run rate of synergies, which equates only to 10% of the gross capitalized synergy value.

In our earlier discussions with Vulcan, the management teams of both companies concluded that $125 million to $150 million was an achievable synergy range. We view this range as a minimum. At that time, we agreed upon this range because Vulcan management was unwilling to commit to taking significant actions required to create more meaningful savings. As our proven track record demonstrates, if there are sensible cost-reduction actions available, as demonstrated by Vulcan’s high SG&A margin, we are committed to taking them.

Excluding the announced synergies associated with the Florida Rock transaction, Vulcan has only reduced SG&A 6%, despite a 38% decline in its revenue. Vulcan’s recent promise of cost savings misses the mark. It is too little, too late; and even if achieved, as noted earlier, our proposal would deliver value more than 450% of what Vulcan promises. We don’t believe a company with a national footprint should locate three of its four division headquarters in the Southeast. One could probably drive from their new division headquarters from Jacksonville to Atlanta or Atlanta to Birmingham on a single tank of gas, with minimal bathroom breaks. In contrast, our decision-making process at Martin Marietta is driven by our unrelenting focus on shareholder value creation, and our commitment to serving our customers.

As you can see on slide 20, once we take into account the Florida Rock transaction, Vulcan has actually only generated approximately $23 million in cost savings over four years, even with its significant reduction in headcount. This is the clearest evidence of what seems to be a reluctance or inability to contain costs and operate efficiently. We expect Martin Marietta’s consistent cost discipline to generate significant synergies when applied to Vulcan’s cost structure. We are confident that our synergies are realistic and achievable under our disciplined and responsible cost-management philosophy. We believe Martin Marietta’s consistent cost-management leadership through all business cycles underscores the credibility of our estimates.

We continue to believe that there are no significant regulatory hurdles to completion of the proposed business combination. We have a long, successful track record of completing transactions with the Department of Justice, both with and without consent orders for divestitures, and with and without second requests. Slide 35 of

Vulcan’s investor presentation dated January 5, 2012, creates a misimpression that DOJ will follow a mechanistic radius approach in determining which assets will be required to be divested in a combination of Vulcan and Martin Marietta, and that DOJ will require significant asset divestitures by the parties. This is nothing more than scare tactics, with no basis in reality.

In fact, DOJ does not take a mechanistic approach. Rather, it will perform a detailed analysis to identify specific markets, and will assess the competitive effects of this transaction on each market, considering numerous factors, including — the other participants in the market; the market shares of Vulcan, Martin Marietta, and other competitors; customer reaction; and the costs and mode of available transportation; and the presence of barriers to entry. Vulcan’s public disclosure indicates that it does not really believe that significant divestitures will be required in connection with the combination of our two companies.

According to Vulcan’s own statements in its schedule 14D-9, which are prepared and filed specifically in response to Martin Marietta’s business combination proposal, outside antitrust counsel to Vulcan and Martin Marietta, quote, agreed on a final list of properties at high risk of divestiture, end quote, on June 4, 2010. That same 14D-9 acknowledges that Vulcan continued to discuss with Martin Marietta a business combination for a full year thereafter. There is simply no way that Vulcan — or Martin Marietta, for that matter — would have continued discussions for one day, let alone for a year, if either company believed that the properties, quote, at risk of divestiture, end quote, represented anywhere near the level of the combined company’s shipments or cash gross profits implied by Vulcan in slide 35.

Furthermore, in December 2011, Martin Marietta exchanged quarries and distribution yards along the Mississippi River with Lafarge for quarry sites in the Denver area. The swap transaction reduced the sites at risk for divestiture in a Vulcan-Martin Marietta combination, yet Vulcan chose to ignore the effects of the swap transaction, and included in its investor presentation former Martin Marietta locations that we no longer own or lease. We do anticipate receiving a second request, which, despite the ominous tone in Vulcan’s disclosure about this, is common in these types of transactions, and signals nothing untoward. We are already working cooperatively with the DOJ to facilitate regulatory approval.

If further evidence is needed of Vulcan’s lack of credibility and scare tactics approach, the view of independent analysts provides it. Martin Marietta agrees with the analysts who, having evaluated the potential for divestitures, concluded that required divestitures are likely to be limited in the context of the overall operation of the combined company. We have been contacted by multiple parties who have expressed an interest in potentially available assets. We are working directly and proactively with the DOJ, and taking the right steps on the regulatory front.

The only thing that truly stands in the way of Vulcan shareholders receiving compelling value for their shares is Vulcan’s opposition. This is an obstacle that can and should be easily overcome. With the support of Vulcan’s Board, a transaction would only be subject to ordinary course conditions for negotiated transactions, and there is no reason to believe that they would not be satisfied.

The combined company will have a much improved balance sheet, and enhanced financial flexibility compared with Vulcan on a standalone basis. Vulcan has stated that one of its core objectives is to delever its balance sheet. At September 30, 2011, Vulcan’s total debt to adjusted EBITDA was 9.4 times. Our proposed combination meaningfully and responsibly accelerates Vulcan’s deleveraging.

Based on our current analyses, and assuming the realization of previously discussed synergies, the combined company’s total debt to adjusted EBITDA is estimated at 4.5 times to 4.3 times — a significant reduction of approximately 5 turns of leverage. Together, we would have a balance sheet with sufficient liquidity, no maintenance-based debt covenants, minimal near-term maturities, and the ability to support disciplined capital deployment. In short, the combined company would have the flexibility to continue creating further value while simultaneously returning capital to shareholders.

As you may recall, when we first announced our proposal, we stated that we believed the transaction would be credit enhancing to Vulcan. Rating agencies and the market have confirmed this view — this is a credit-enhancing transaction for Vulcan shareholders. Vulcan’s public debt includes a change of control put, however, the obligation would only be triggered if Vulcan’s debt is downgraded by both S&P and Moody’s. We do not expect the obligation in Vulcan’s public debt to be triggered.

Martin Marietta’s disciplined execution has supported the return of capital to our shareholders over the years, through an attractive and consistently strong dividend. Looking back to 2005, you will see that Martin Marietta steadily increased its annual dividend for several years. We have maintained $1.60 per share, or a dividend yield of over 2%, even during this extended economic downturn. Vulcan also increased its dividend through 2008, but during the downturn has significantly reduced its dividend. What’s more, in 2011 Vulcan reduced its quarterly dividend to a penny a share. We expect the combined company to pay a dividend at Martin Marietta’s current rate — $0.40 on a quarterly basis, or $1.60 annually, if this proposed transaction is completed. For Vulcan shareholders, this represents a dividend of 20 times the current level.

The real conclusion is that shareholders should ignore the rhetoric, and focus on the reality of our proposed combination with Vulcan. And the reality today is — Vulcan’s position is fundamentally flawed. Recognizing these flaws, as catalogued on the slide, we believe the only conclusion is that Vulcan shareholders deserve the opportunity to participate in this value-enhancing combination.

The value-creation opportunities inherent in this deal are meaningful and compelling. Further, the strategic benefits of the combination are undisputed. Together, we will have greater scale and operational efficiency; the best assets, employees, and management in the industry; and a solid platform to continue growing and creating further value. My team and I remain prepared to engage immediately with Vulcan’s management, and it is our very strong preference to execute this transaction on a negotiated basis. Further delay tactics can only harm shareholders, and destroy value; the immediate commencement of discussions is in all parties’ best interests.

The solution is that Vulcan’s Board should promptly commence good-faith negotiations in a real effort to reach mutual agreement on this compelling combination with Martin Marietta. We encourage Vulcan shareholders to send this clear and strong message to their Board.

Thank you for your time. And with apologies to Auburn fans, but for all you Alabama fans listening, congratulations on your national championship win last night — and roll tide. We would now be pleased to answer your questions.

Operator, if you will, please give the required instructions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Arnie Ursaner, CJS Securities.

Arnie Ursaner - CJS Securities - Analyst

You have a lot of extensive discussion in your prepared remarks about antitrust, and why you believe it is not an issue. But have you actually had any dialogue — or maybe you could expand a little bit on your confidence, why you don’t think you will have any antitrust issues going forward.

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Sure, Arnie. Thanks for the question. Arnie, obviously, that’s something that we have spent an enormous amount of time analyzing. It is easy to put out data; it is more difficult to actually look at analysis and go through it in a thoughtful way. These are obviously markets across the United States that we know very well; and we have looked at them, we believe, in the same way the DOJ will. Obviously, at this point, we have filed for Hart-Scott. We are having what we believe to be very proactive and open discussions with DOJ. That has been the nature of the discussions that we have had with them — not just in this transaction, but in the many transactions that we have gone through with DOJ in a Hart-Scott process. We are pleased with where it is right now. And candidly, if we thought that this was an issue, Arnie, we wouldn’t be where we are today.

Keep in mind, this was the gating item for us when we started our discussions with Vulcan. The agreement was, there was no reason to take a look at synergy. There was no reason to take a look at social issues or anything else, until we were sure that whatever divestitures might have to come out of the combination wouldn’t be so significant that it would take away from value. And we remain confident today that that’s exactly where we are. We feel good about the dialogue with DOJ, and we feel very good about our analysis.

Arnie Ursaner - CJS Securities - Analyst

What’s intriguing to me is, we have written, again, as have others, that it may have been a little bit more of an issue when you had your southern properties. But after the swap you had with Lafarge, that issue was significantly reduced, which you did highlight in your prepared remarks.

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Arnie, that’s right. And keep in mind, the agreement that we came to back in 2010, when we said we could move forward, actually had those sites in the analysis. So, things have only gotten better since then.

Arnie Ursaner - CJS Securities - Analyst

Look forward to seeing you tomorrow. Thanks.

Operator

Kathryn Thompson, Thompson Research.

Kathryn Thompson - Thompson Research Group - Analyst

First, you talked a little bit about the differences in the calculations, particularly on gross margins, cash cost per ton. But could you just clarify, what is the — or maybe, Anne, if you could clarify the biggest difference between the two calculations. And also, if you could clarify what significant differences there may be for the way Martin calculates SG&A versus Vulcan.

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Kathryn, if you look at the differences — we believe we are the low-cost producer. We believe our cash margins are very attractive. The big difference is, we have a forward-looking long-haul strategy. And if you look at the way our businesses work, our long haul was about double what Vulcan’s long haul was. That’s going to be 400 to 600 BPS of margin difference there — that’s your primary difference. I think that’s really the driver that you are looking at, in the apples to apples. Also, the vertically integrated piece, as well. Keep in mind, I think what you are seeing in Vulcan’s numbers are pure quarry costs. And of course, we have some hot mix in there, some ready mix in there, as well as some construction in there. So, I think those are your primary puts and takes on that, Kathryn.

Anne Lloyd - Martin Marietta Materials, Inc. - EVP & CFO

And Kathryn, as to the SG&A, if you will refer to slide 35 in the appendix of the deck that we have out, you will see Vulcan includes R&D expense in their SG&A. We break that out separately, so we have actually adjusted the SG&As to make sure they are comparable.

Kathryn Thompson - Thompson Research Group - Analyst

Okay, that’s very helpful. And this is just a really basic question, but what’s your next step? What are the next logical steps, from your perspective, to push forward a combination of the two companies?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Kathryn, we need to keep talking, but what we would like to do is actually talk with Vulcan about it. Vulcan shareholders deserve the opportunity to participate in this transaction. And I think the step is to continue to dialogue with them, and encourage them to make sure that they let their voices be heard with Vulcan. Because I enjoy talking to you, but I really want to talk to Vulcan right now.

Kathryn Thompson - Thompson Research Group - Analyst

Well, if Vulcan doesn’t speak to you, what would be your next step?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Well, obviously, we have a process that is out there, Kathryn. We have Board members that we are going to be nominating. We are not going to start something that we are not prepared to finish. We just feel like that there is a lot of value here to be picked up sooner rather than later. And there are a number of shareholders, who are actually on both sides of this, who are paying for lawyers and bankers and a host of people — and really, they would like to pick up value, and we would too.

Kathryn Thompson - Thompson Research Group - Analyst

Okay, great. Thank you so much.

Operator

Ted Grace, Susquehanna.

Ted Grace - Susquehanna Financial Group / SIG - Analyst

The first question, I was hoping to just circle back on as a follow-on to Arnie’s. And Ward or Anne, would you be willing — could you just help us frame out how to think about what the financial impact would be of the quarries, where the DOJ could conceivably see the greatest problem, for lack of a better word? I know that you guys have gone through it as two separate management teams. I know you have had calls with the DOJ that were outlined in some of these public filings, with Wachtell and Skadden and McDermott. And just — if you could help us get our arms around how you are thinking about the potential, call it leakage, whether it is just the asset value at risk — that was the first thing I was hoping to see if we could get some more detail on.

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

It is going to be hard to offer a lot of detail there, because obviously we are involved in a process right now. And we need to finish our process with DOJ. The only thing I can tell you, Ted, is, before we ever went to DOJ, we had gone through a great deal of analysis. We feel like we have a very good feel for precisely where areas of concern may be, and we continue to feel good about where we are in the conversation with DOJ. If we thought that this was a significant issue, Ted, we wouldn’t be here. And actually, what I have seen in some of the more recent analyst reports, as well, I think is worth a read.

Ted Grace - Susquehanna Financial Group / SIG - Analyst

Sure, okay. I will be sure to read my competitors’ research, thanks. The other thing I was hoping to ask you is — I think when you talk about the nominal multiples of yourselves versus Vulcan, it is fair to point out that they are trading at a premium. What that embeds, in our opinion anyway, is that Vulcan has had a sharper cyclical decline in its earnings. I think that has been a function of end-market mix; I think that has been a function of geographic mix, and then it has also been the impact of what was obviously a difficultly timed and structured acquisition of Florida Rock.

So, what I am curious to know is — how do you think about your normalized earnings power, and how do you think about their normalized earnings power? And would you be willing to frame out the timetable under which you think you might get back to your normalized, versus how you think about them getting back to your normalized? Because I think, given the cyclical nature of both of your businesses, that’s something that investors could really benefit from as they think about the pro forma benefits.

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

I think if you look at their states and you look at our states — and I know we have a slide in the deck that’s looking at their top five and our top five — I think the type of growth that we are seeing in our top five and that they are seeing in their top five is actually pretty similar. I think one thing is sure, Ted, we probably still have a period of time ahead of us that is going to be a difficult climb for, I think, everyone in the industry. But I think to the extent that Vulcan states have fallen further, I have to tell you, I think it is fully recognized in the EBITDA multiple that we have out there right now — at 17 times. If you have a 17 times EBITDA multiple and you are putting a premium on top of that, I think it is taking — giving full recognition to anything that may be out there, and probably more.

Ted Grace - Susquehanna Financial Group / SIG - Analyst

Okay, great. Thank you very much, I appreciate it.

Operator

Bob Wetenhall, RBC Capital Markets.

Bob Wetenhall - RBC Capital Markets - Analyst

I just wanted to get some clarification on page 18, and it looks like you are forecasting $2 billion of synergy value. My first question is — what gives you so much confidence that that $200 million to $250 million is right? And are you trying to imply as well that you think the combined entity would trade at somewhere between 10 and 12 times on a pro forma EBITDA basis?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Well, first of all, I guess as we look at the different buckets, Bob, you can get a good sense of where we think the improvement is. And it is simply based on the way that we run our business. We don’t feel like that is a stretch, when we come back and look at SG&A costs. We simply look at operating functions that will be doubled up; and when you come back and simply look at what we feel like the efficiencies will be from a much larger company, you have the largest producer of aggregates in the world. Clearly, there will be purchasing efficiencies in that.

I will tell you, as I look at the synergies, if there are questions that we have here, and there are very few, this is not one that I have any degree of discomfort at all; we are very comfortable with that. And relative to multiples, I think what we have clearly done is gone back and looked at that, and looked at something that we feel like is pretty reasonable. We think somewhere between a 10 and a 12 times multiple in this space is not something that’s unrealistic.

Bob Wetenhall - RBC Capital Markets - Analyst

Got it. And so — I see that. And your critique is pretty accurate about your outperformance versus Vulcan, and I am just trying to frame it a little differently. Is the real issue here is that Vulcan’s management has — in your opinion, that Vulcan’s management has undermanaged the asset base that they have? And you guys are just coming in and saying — hey, we can do this much better with it to create value?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

I think what I have said is right. I think the combination is stronger than either party standing alone. I think you can have minerals in the ground, but at some point you have to turn it into dollars. I think we have done that exceptionally well here. But I will tell you, Vulcan has some great people. And when we come back to the notion that we discussed on December 12, about taking the best of the best of these organizations, I do think that’s what this is all about. And I think that would be a very powerful combination.

Bob Wetenhall - RBC Capital Markets - Analyst

Just one final — Vulcan was trading above $45 per share in April 2011. And maybe just taking from Kathryn’s place, her question earlier — are you guys prepared to increase your offer or sweeten the deal as a further inducement to get this transaction over the finish line?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

My words in December were — this is a full and a fair offer; and if there’s more value there, somebody needs to have a conversation with us and show it to us. Right now, we are talking to us and we are talking to you. What I would really like to do is talk to Vulcan about it.

Bob Wetenhall - RBC Capital Markets - Analyst

I can appreciate that. Thanks for the questions.

Operator

Mike Betts, Jefferies & Company.

Mike Betts - Jefferies & Company - Analyst

I had three questions — maybe I will do them individually, if you don’t mind. On the synergies, I think part of the Vulcan argument was that $50 million of these synergies they had already put in place. I mean, is that your reading of the situation, or is the $200 million to $250 million on top of that?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Yes, we put a range out there for a reason. And what I will tell you is, we are still very comfortable with the range. As a practical matter, I think they are probably looking at something that’s really more like $23 million worth of cost savings over a four-year period. So, as I come back and look at the synergies, and as I analyze what they have most recently promised — Mike, I am still at my $200 million to $250 million range.

Mike Betts - Jefferies & Company - Analyst

Okay, understood. Thank you. My second question — or my second and third questions both relate to asset values. I mean, in the past we have all tried to, outside the company, to try and do asset values for both of you, and it has proved extremely difficult. At any point during the negotiations over the last 18 months or so, was there an attempt made to value each other’s assets and see what the ratio looked like on that basis?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

You know what, Mike? There really was not an attempt to do it under that basis. You can see what the drivers of this transaction are in our view, and really, the synergy value and the rest of the building blocks that we put out there that are very clear. And as you know, for better or for worse right now, the market doesn’t treat it that way, anyway.

Mike Betts - Jefferies & Company - Analyst

No, no, appreciate that. And then, the final question, if I could, Ward, and it’s a two-part question — in their presentation a week or so ago, there was a slide about asset values of land, surplus land. I seem to remember there was a $1 billion figure in California. Firstly, your views on that — and particularly, I have never really thought of that being a significant part of the profits historically of Martin. So, I guess, point one question — have there been significant land disposal profits? I am probably just forgetting some at Martin. And secondly, your view on that potential large sum, but goodness knows when it is going to be?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

I think, to have the reserves that we both have, we are going to control a lot of land. And I think the fact is — they have some valuable land; I think we have some valuable land, as well. And I think both sides win in this combination.

Mike Betts - Jefferies & Company - Analyst

Okay. Thank you very much, indeed.

Operator

Keith Hughes, SunTrust.

Keith Hughes - SunTrust Robinson Humphrey - Analyst

Assuming Vulcan maintains their stance of resisting this deal, is the situation going to play out that you are going to have to get a majority Board representation, and thus, we are looking at another year and a half for this process? Or is there a way to circumvent that, just take it directly to shareholders?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

You know what? I don’t really want to speculate on how long it will be. I guess the one thing that I would say, Keith, is we are very committed to this transaction, because there is great value there to be picked up. Our dialogue is going to continue to be just as it has been — we are going to talk to the shareholders, and we expect their voices will be heard in the Boardroom.

Keith Hughes - SunTrust Robinson Humphrey - Analyst

Okay, thank you.

Operator

Adam Rudiger, Wells Fargo Securities.

Adam Rudiger - Wells Fargo Securities, LLC - Analyst

I wanted to follow up on a question that has been asked already, but I wanted to ask it (inaudible) surrounding asset values in a divestiture. I wanted to ask it a little bit differently, in terms of — in the past, when you have had DOJ issues and you have had to sell assets, as a forced seller with somewhat of a timeline, I was wondering what you — given that you didn’t have much leverage as a seller in those scenarios, how much, if any, kind of discount would you think those assets are worth, might you have actually received? What I am getting at is — if you are a forced seller with a timeline at a cyclical trough, I am just curious to know what you think the potential value could be lost, other than what you ideally would like to sell those facilities for?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Adam, I guess my view is — we have heard from so many people, in so many places in this country, outside this country, big companies, small companies, and others, that we feel like the level of interest in any assets that may have to be disposed are so high that we can deal with that in a very constructive way. And I don’t think we are looking at value loss.

Adam Rudiger - Wells Fargo Securities, LLC - Analyst

Okay. My second question is — you mentioned, Ward, in the beginning of your opening remarks, talking to shareholders from both companies. Can you share at all what has been resonating the most with them? And potentially what negative feedback or pushback or reluctance, if any, that you have been receiving, what the most common theme on that front might be?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Well, obviously, I want to protect the private dialogue we have had with shareholders. What I will tell you is this — I have yet to meet the shareholder who doesn’t understand the industrial logic of this transaction. And by the way, we have spoken with a lot of them.

Adam Rudiger - Wells Fargo Securities, LLC - Analyst

Thanks for your time.

Operator

Clyde Lewis, Citi.

Clyde Lewis - Citigroup - Analyst

Three, as well, if I may, please. And then, probably like Michael, I will split them into separate ones, if I may. Firstly, in terms of the timing of the DOJ approval, it is obviously a massive, important element within this. I mean, the analysis that you have done for the previous deals, and your experience with working with them — can you give us any help with regards to getting a feeling for what sort of time scale we might be looking at for getting approval from them?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

It is the DOJ. It is the governmental body. What I will tell you is — we do have a very good dialogue with them. It is moving at a pace that we are very comfortable with, and we feel like it is going to move along at a pace that you too will be comfortable with. But right now, it is hard to wholly speculate, Clyde.

Clyde Lewis - Citigroup - Analyst

Okay, okay. The synergy figure that you have given, the $200 million to $250 million, can you give us an idea as to what you based that on, in terms of the DOJ outcome? And why there is — what’s the sort of upper and lower band variations?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

I don’t think the DOJ outcome really drives the synergy numbers at all. I think the synergy numbers are based on what we think that combination is going to look like, and what we can do at multiple levels throughout the organization. So, if you are looking at divestitures, and trying to juxtapose that to synergy, I don’t think you should spend much time there, Clyde.

Clyde Lewis - Citigroup - Analyst

Okay, thank you. And the last one was the Vulcan interpretation of their synergy potential, and yours. Where do you think the gap exists? They are talking $125 million to $150 million. You are obviously nearly double that. Where is the gap?

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

You know what, Clyde? Just take a look at the numbers. I think history speaks for itself on that, and it is probably the best evidence of why we feel like that is doable. And keep in mind, part of what they will say is they have a larger vertically integrated component of business than we do. And frankly, I have run businesses that had a larger vertically integrated component than theirs does. And we are confident that we can absolutely hit those synergy numbers that we have out there.

Clyde Lewis - Citigroup - Analyst

Okay, all right. Thanks so much, guys.

Operator

Ladies and gentlemen, this concludes the question-and-answer portion of today’s call. I would now like to turn the call back over to Ward Nye for any closing remarks.

Ward Nye - Martin Marietta Materials, Inc. - CEO & President

Again, thank you for your interest in our business, and what we continue to believe is a compelling business combination proposal. We look forward to continuing our discussions in this matter, and we wish you a great day. Take care.

Operator

Thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect. Good day, everyone.

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Cautionary Note Regarding Forward-Looking Statements

This transcript may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this transcript, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this transcript are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This transcript relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This transcript is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT MARTIN MARIETTA HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE VULCAN MEETING PROXY STATEMENT AND THE MARTIN MARIETTA MEETING PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, its directors and executive officers and the individuals referenced in the Registration Statement to be nominated by Martin Marietta for election to Vulcan’s Board of Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta, its directors and executive officers are participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Registration Statement or the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, or will be available in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta files with the SEC in connection with the foregoing matters, as applicable.